Signature of Stockholder Date: Signature of Stockholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GLOBAL BLUE GROUP HOLDING AG September 1, 2022 PROXY VOTING INSTRUCTIONS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x COMPANY NUMBER ACCOUNT NUMBER To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1.1. Approval of the Annual Report, Consolidated Financial Statements and Statutory Financial Statements. 1.2. Consultative vote on the Compensation Report 2. Approval of Appropriation of Available Earnings. 3. Approval of Discharge of the Board of Directors and of the Executive Committee 4.1. Re-election of members of the Board of Directors: Thomas Farley Joseph Osnoss Christian Lucas Jacques Stern Eric Strutz Eric Meurice Ulf Pagenkopf Guoming Cheng Thomas Klein 4.2 Election of Thomas Farley as the Chair of the Board of DIrectors FOR AGAINST ABSTAIN INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until August 31, 2022 at 2:00 PM CET (8:00 AM EST). MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. NO VOTING IN PERSON AT THE MEETING – Shareholders may only exer- cise their rights by providing voting instructions to the independent proxy timely in advance of the Annual General Meeting 2022. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. 4.3. Election of Nomination and Compensation Committee: Thomas Farley Joseph Osnoss Eric Strutz 5.1. Approval of the total maximum amount of Board Compensation for the term of office until the Annual General Meeting 2023 5.2. Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2023/24. 5.3. Approval of the increase of the total maximum amount of Executive Committee Compensation for the fiscal year 2022/2023. 6. Election of ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland represented by Mr. Roger Föhn as Independent Proxy. 7. Re-election of PricewaterhouseCoopers SA, Geneva as statutory auditors. 8. Approve the reduction of Share Capital by Cancellation of 104,135 Series A Preferred Shares With regard to any new or modified proposals or agenda items properly put before the Annual General Meeting by shareholders or the Board of Directors: to vote in favour of the new or modified proposals or agenda items. to vote against the new or modified proposals or agenda items. to vote in accordance with the recommendation of the Board of Directors. FOR AGAINST ABSTAIN